UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dermira, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

24983L104

(CUSIP Number)

Lauren Farrell
Chief Financial Officer
Apple Tree Partners
230 Park Avenue, Suite 2800
New York, NY 10169 USA
1.212.468.5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24983L104	13D	Page 2 of 5 Pages

Schedule 13D

Item 1.    Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and restates the statement on Schedule 13D originally filed on October 8, 2014 relating to the common stock, $.001 par value (the “Common Stock”) of Dermira, Inc. (the “Issuer”) having its principal executive office at 2055 Woodside Road, Redwood City, California 94061.

Certain terms used but not defined in this Amendment No. 1 shall have the meanings assigned thereto in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.    Identity and Background.

This statement is being filed by:

(a) Apple Tree Partners IV, L.P. (“ATP IV”);

(b)  ATP III GP, Ltd. (“ATP IV GP”), which is the sole general partner of ATP IV; and

(c) Seth L. Harrison (“Harrison”).  Harrison is the sole Director of ATP IV GP.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Reporting Person is Apple Tree Partners, 230 Park Avenue, Suite 2800, New York, NY 10169.

The principal business of ATP IV is to make, hold and dispose of equity and equity-related investments.  The principal business of ATP IV GP is to act as the sole general partner of ATP IV.  The principal business of Harrison is to manage ATP IV, ATP IV GP and other venture capital investment funds.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ATP IV is an exempted limited partnership organized under the laws of the Cayman Islands.  ATP IV GP is an exempted company organized under the laws of the Cayman Islands.  Harrison is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

Not applicable.

CUSIP No. 24983L104	13D	Page 3 of 5 Pages

Item 5.    Interest in Securities of the Issuer.

Each of the Reporting Persons has ceased to beneficially own more than five percent of the Common Stock of the Issuer.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

CUSIP No. 24983L104	13D	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 12th day of February, 2016.

APPLE TREE PARTNERS IV, L.P.

By:	ATP III GP, Ltd.
General Partner

By:   /s/ Seth L. Harrison
Seth L. Harrison
Director

ATP III GP, LTD.

By: /s/ Seth L. Harrison
       Seth L. Harrison
       Director

/s/ Seth L. Harrison
Seth L. Harrison

CUSIP No. 24983L104	13D	Page 5 of 5 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Dermira, Inc.

EXECUTED this 12th day of February, 2016.

APPLE TREE PARTNERS IV, L.P.

By:	ATP III GP, Ltd.
General Partner

By:   /s/ Seth L. Harrison
Seth L. Harrison
Director

ATP III GP, LTD.

By: /s/ Seth L. Harrison
       Seth L. Harrison
       Director

/s/ Seth L. Harrison
Seth L. Harrison